UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bel Fuse Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

077347201
(CUSIP Number)

Alan Wovsaniker, Esq. Lowenstein Sandler LLP One Lowenstein Drive Roseland, New Jersey 07068 (973) 597-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 077347201
1.	Names of Reporting Persons Bernstein Daniel
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): PF OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	380,786*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	376,095*
Person with	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	380,786*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8%
14.	Type of Reporting Person (See Instructions): IN

*

As of April 8, 2021 (the “Event Date”), Mr. Bernstein may be deemed to beneficially own an aggregate of 380,786 shares of Class A Common Stock, par value $0.10 per share (“Class A Common Stock”), of Bel Fuse Inc. (the “Issuer”), as reported herein, consisting of the following: (i) 376,095 shares of Class A Common Stock held by Mr. Bernstein directly and (ii) 4,691 shares of Class A Common Stock allocated to Mr. Bernstein in the Issuer’s 401(k) Plan. Mr. Bernstein has voting but no investment power over the shares held by the Issuer’s 401(k) Plan. The shares of Class A Common Stock beneficially owned by Mr. Bernstein exclude 55,074 shares owned by a trust in which Mr. Bernstein is a beneficiary but does not serve as trustee and has no voting or investment power with respect to the shares.

The percentage reported in Row (13) is based on 2,144,912 shares of Class A Common Stock outstanding as of March 23, 2021, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on the Event Date. As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Bernstein may be deemed to beneficially own 380,786 shares of Class A Common Stock, or 17.8% of the shares of Class A Common Stock deemed issued and outstanding. As reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on the Event Date, the voting rights of one Issuer shareholder owning an aggregate of 409,600 shares of Class A Common Stock have been suspended, and as a result, a total of 1,735,312 shares of Class A Common Stock currently possess voting rights. Calculating Mr. Bernstein’s beneficial ownership as a percentage of the outstanding Class A Common Stock as to which voting rights have not been suspended would result in a beneficial ownership percentage of 21.9%.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Daniel Bernstein to amend and update the Schedule 13D (the “Schedule 13D”) filed by Mr. Bernstein with the Securities and Exchange Commission (the “SEC”) on February 14, 2002, as amended by Amendment No. 1 to the Schedule 13D filed by Mr. Bernstein with the SEC on February 14, 2017, with respect to beneficial ownership of shares of Class A Common Stock, par value $0.10 per share (“Class A Common Stock”), of Bel Fuse Inc. (the “Issuer”), a corporation organized under the laws of the State of New Jersey. The address of the principal executive offices of the Issuer is 206 Van Vorst Street, Jersey City, New Jersey 07302. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following updating information:

As previously reported in Mr. Bernstein’s Form 4 filed with the SEC on March 3, 2020, in an open market purchase on February 28, 2020, Mr. Bernstein acquired 1,300 shares of Class A Common Stock at a purchase price of $9.8135 per share.

As previously reported in Mr. Bernstein’s Form 4 filed with the SEC on March 5, 2020, in an open market purchase on March 3, 2020, Mr. Bernstein acquired 2,700 shares of Class A Common Stock at a purchase price of $9.97 per share.

As previously reported in Mr. Bernstein’s Form 4 filed with the SEC on March 9, 2020, in an open market purchase on March 5, 2020, Mr. Bernstein acquired 5,040 shares of Class A Common Stock at a purchase price of $9.99 per share.

As previously reported in Mr. Bernstein’s Form 4 filed with the SEC on March 13, 2020: (i) in an open market purchase on March 11, 2020, Mr. Bernstein acquired 4,300 shares of Class A Common Stock at a purchase price of $8.2379 per share, and (ii) in an open market purchase on March 12, 2020, Mr. Bernstein acquired 9,462 shares of Class A Common Stock at a purchase price of $7.7912 per share.

As previously reported in Mr. Bernstein’s Form 4 filed with the SEC on March 18, 2020, in an open market purchase on March 16, 2020, Mr. Bernstein acquired 1,672 shares of Class A Common Stock at a purchase price of $7.94 per share.

Mr. Bernstein is enrolled in the Issuer’s 401(k) Plan, an Issuer-sponsored employee benefit plan, which from time to time purchases shares of Class A Common Stock (and shares of the Issuer’s non-voting Class B Common Stock) pursuant to the applicable terms and conditions of such 401(k) Plan. Mr. Bernstein has voting but no investment power over the shares allocated to him in the Issuer’s 401(k) Plan.

As of the date of the filing of this Amendment No. 2, Mr. Bernstein beneficially owns 17.8% of the outstanding shares of the Issuer’s Class A Common Stock. See the footnote appearing on the cover page of this Amendment No. 2.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

Mr. Bernstein acquired the securities reported herein for investment because of the belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. Mr. Bernstein reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment goals, market conditions or other factors. Mr. Bernstein may, from time to time, purchase additional shares of Class A Common Stock or dispose of all or a portion of the shares of Class A Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions.

Currently, Mr. Bernstein serves as President and Chief Executive Officer and as a member of the Board of Directors of the Issuer (the “Board”). Mr. Bernstein’s current three-year term as a director on the Issuer’s Board continues until the Issuer’s annual meeting of shareholders to be held in 2022, when he is expected to stand for re-election by a vote of the Issuer’s shareholders. As a member of the Issuer’s Board, Mr. Bernstein serves on the Executive Committee of the Board. Mr. Bernstein additionally serves as a director of the Issuer’s Cinch Connectors, Inc., Bel Transformer Inc., Bel Power Inc. and Bel Stewart GmbH subsidiaries.

Except as set forth herein, Mr. Bernstein has no present plans or proposals that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this report and the information set forth in or incorporated by reference in Items 2, 3, 4 and 6 of the report is hereby incorporated by reference in its entirety into this Item 5.

(a)    As reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 8, 2021 (the “Event Date”), there were 2,144,912 shares of Class A Common Stock issued and outstanding as of March 23, 2021. As of the date of this Amendment No. 2, Mr. Bernstein may be deemed to beneficially own an aggregate of 380,786 shares of Class A Common Stock, consisting of the following: (i) 376,095 shares of Class A Common Stock held by Mr. Bernstein directly and (ii) 4,691 shares of Class A Common Stock allocated to Mr. Bernstein in the Issuer’s 401(k) Plan. Mr. Bernstein has voting but no investment power over the shares held by the Issuer’s 401(k) Plan. The shares of Class A Common Stock beneficially owned by Mr. Bernstein exclude 55,074 shares owned by a trust in which Mr. Bernstein is a beneficiary but does not serve as trustee and has no voting or investment power with respect to the shares.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, and based on 2,144,912 shares of Class A Common Stock outstanding as of March 23, 2021, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on the Event Date, Mr. Bernstein may be deemed to beneficially own 380,786 shares of Class A Common Stock, or 17.8% of the shares of Class A Common Stock deemed issued and outstanding. As reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on the Event Date, the voting rights of one Issuer shareholder owning an aggregate of 409,600 shares of Class A Common Stock have been suspended, and as a result, a total of 1,735,312 shares of Class A Common Stock currently possess voting rights. Calculating Mr. Bernstein’s beneficial ownership as a percentage of the outstanding Class A Common Stock as to which voting rights have not been suspended would result in a beneficial ownership percentage of 21.9%.

Mr. Bernstein also beneficially owns an aggregate of 28,077 shares of the Issuer’s non-voting Class B Common Stock, par value $0.10 per share (“Class B Common Stock”). The shares of Class B Common Stock beneficially owned by Mr. Bernstein include 10,737 shares allocated to Mr. Bernstein in the Company’s 401(k) Plan over which he has no voting or investment power, 4,265 shares held of record by Mr. Bernstein’s wife, and 6,000 shares of restricted stock.  The shares of Class B Common Stock beneficially owned by Mr. Bernstein exclude 59,052 shares owned by a family limited liability company of which Mr. Bernstein is a minority member but does not serve as managing member and has no voting or investment power with respect to the shares.

(b)    Mr. Bernstein has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 376,095 shares of Class A Common Stock. Mr. Bernstein has sole power to vote, or to direct the vote (but no investment power), with respect to the 4,691 shares of Class A Common Stock held by the Issuer’s 401(k) Plan.

(c)    Except as described herein, during the past sixty (60) days on or prior to the date of filing of this Amendment No. 2, there were no purchases or sales of shares of Class A Common Stock, or securities convertible into or exchangeable for shares of Class A Common Stock, by Mr. Bernstein or any person or entity for which Mr. Bernstein possesses voting or dispositive control over the securities thereof.

(d)    Not applicable.

(e)    Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following information:

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and Mr. Bernstein.

Item 7.     Material to be Filed as Exhibits.

The following exhibit is filed with this this Amendment No. 2:

Exhibit No.                  Description

24                                 Power of Attorney, dated April 8, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2021

Daniel Bernstein

By:	/s/ Lloyd Jeglikowski
Lloyd Jeglikowski, Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).